April 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Sara W. Dunton
Rolaine S. Bancroft

Re:	Superior Wholesale Inventory Financing Trusts
Wholesale Auto Receivables Corporation
Registration No. 333-131524

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wholesale Auto Receivables Corporation hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement becomes effective at 10:00 a.m. EDT on April 25, 2006, or as soon thereafter as practicable.

Very truly yours,

/s/ WILLIAM J. MCGRANE III
William J. McGrane III
Controller
Wholesale Auto Receivables Corporation

cc:	Jeffrey S. O’Connor,
Kirkland & Ellis LLP
Elizabeth A. Raymond,
Mayer, Brown, Rowe & Maw LLP